Exhibit 12.1

Computation of Ratio of Earnings to Combined

Fixed Charges and Preferred Dividends

	Year ended December 31,			Period January 1, to April 4, January 1,	Fiscal Year Ended March 31,	Nine Months Ended December 31,	Year Ended December 31,
	1997	1998	1999	2000	2001	2001	2002
Calculation of Earnings
Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income (loss) from equity investees	$33,690	$(32,663)	$(765,197)	$2,133	$(19,447)	$(370,343)	$(157,930)

Distribution from joint ventures	—	—	4,000	—	3,600	125	—

Earnings before fixed charge adjustments	33,690	(32,663)	(761,197)	2,133	(15,847)	(370,218)	(157,930)

Fixed charges
Interest expense	—	—	—	—	57,015	36,833	39,286
Interest allocated to asset held for sale	—	—	—	—	1,256	—	—
Interest portion of rent expense	3,454	3,070	4,005	850	6,510	4,831	5,855

Total fixed charges	3,454	3,070	4,005	850	64,781	41,664	45,141

Earnings before income taxes and fixed charges	37,144	(29,593)	(757,192)	2,983	48,934	(328,554)	(112,789)

Ratio of Earnings to Fixed Charges	10.8	(a )	(a )	3.5	(a )	(a )	(a )

Insufficient to cover	n/a	(32,663)	(761,197)	n/a	(15,847)	(370,218)	(157,930)

(a)	Earnings were insufficient to cover fixed charges by the amount indicated.